[SRZ LOGO OMITTED]


(212) 756-2131                                            george.silfen@srz.com





                                  July 3, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


     Re:   OLD MUTUAL 2100 EMERGING MANAGERS FUND, L.L.C. (FILE NO. 811-21898)

     Old Mutual 2100 Emerging Managers Fund, L.L.C (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2007-2008 year:

     1. A copy of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

     2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

     3. A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

     4. A copy of the Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).

Securities and Exchange Commission
July 3, 2007
Page 2


     5. The premium for the Bond has been paid through May 1, 2008.


     If you have any questions, please do not hesitate to contact me.


                                        Sincerely,


                                        /s/ George M. Silfen
                                        -------------------------------------
                                        George M. Silfen




cc:  Ross Weissman,
     Chief Financial Officer
     Larch Lane Advisors LLC